Sidley Austin Brown & Wood llp

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WRITER’S DIRECT NUMBER (212) 839-8768		WRITER’S E-MAIL ADDRESS lczepiel@sidley.com
December 21, 2005
BY EDGAR AND FEDERAL EXPRESS
Ms. Celeste M. Murphy
Room 3628
Building SP
Division of Corporation Finance — Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Whitehall Jewellers, Inc.
File No. 001-15615, filed December 7, 2005
Dear Ms. Murphy:
     On behalf of our client, Whitehall Jewellers, Inc. (the “Company”), we are responding to the letter dated December 13, 2005 (the “Comment Letter”) from you to the Company. Set forth below are the responses to the comments set forth in the Comment Letter. If you have any further questions or comments or seek any additional information, we would be grateful for the opportunity to discuss the same in a telephone conference at your earliest convenience.
Exhibit 99.1
Factors That May Affect Operating Results; Forward Looking Statements, page iii
     The language relating to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 which was included in Exhibit 99.1 of the filing to which the Comment Letter relates (File No. 001-15615, filed December 7, 2005) will not be included with respect to any statements made in connection with a tender offer in any future filings made by the Company with the Securities and Exchange Commission (the “Commission”).
Closing Comments
     Attached as Exhibit A please find the Company’s acknowledgement to the accuracy and adequacy of the disclosure.
SIDLEY AUSTIN BROWN & WOOD LLP IS A LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

     Please direct any questions or further communications relating to the above to the undersigned at (212) 839-8768 or, alternatively, my partner John Sabl at (312) 853-7437. Thank you.

Very truly yours, /s/ Lori Anne Czepiel Lori Anne Czepiel

cc:	Jean FitzSimon
Whitehall Jewellers, Inc.

John Sabl
Sidley Austin Brown & Wood LLP

EXHIBIT A
Whitehall Jewellers, Inc.
155 North Wacker Drive, Suite 500
Chicago, Illinois 60606

Re:	Whitehall Jewellers, Inc. File No. 001-15615, filed December 7, 2005
Ladies and Gentleman:
     I, John Desjardins, as the Executive Vice President and Chief Financial Officer of Whitehall Jewellers, Inc. (“Whitehall”), am delivering this letter at the request of the Securities and Exchange Commission (the “SEC”) in its letter dated December 13, 2005. Whitehall has authorized me to deliver such letter and to acknowledge the following on its behalf, in connection with the filing with the SEC of File No. 001-15615, filed on December 7, 2005.
     Whitehall acknowledges that (i) Whitehall is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (ii) staff comments or changes to disclosure in response to staff comments in Whitehall’s filings with the SEC reviewed by the staff do not foreclose the SEC from taking any action with respect to Whitehall’s filings; and (iii) Whitehall may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,
/s/ John Desjardins
John Desjardins